SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March 2009
Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
CNPJ [National Register of Legal Entities] No. 02.808.708/0001-07
NIRE [Corporate Registration Identification Number] 35.300.157.770

OPINION OF THE CONSELHO FISCAL

The Conselho Fiscal of Companhia de Bebidas das Américas - AmBev (the “Company”), pursuant to its responsibilities set forth in paragraph 3 of Article 31 of the Company’s By-laws and Article 163, III, of Law No. 6,404/76, examined: (i) the plan of merger provided for in the Protocol and Justification executed between the management of the Company and of its wholly-owned subsidiary Goldensand – Comércio e Serviços, Sociedade Unipessoal Lda. (Zona Franca da Madeira), single shareholder limited liability company, with headquarters at Edifício Marina Club, Avenida Arriaga, 73, 1st floor, suite 105, Sé parish, municipality of Funchal, Madeira Island, Portugal, enrolled with the Commercial Registry Office of the Free Trade Zone of Madeira Island under the sole enrollment and collective person number 511105193 (“Goldensand”), and presented to this Conselho Fiscal by the Company’s management for the merger, into the Company, of Goldensand, verifying that the net worth of Goldensand will be merged into the Company at book value, based on the audited balance sheet as of December 31st, 2008; and (ii) the appraisal report prepared by APSIS Consultoria Empresarial Ltda., a limited liability company with headquarters at Rua São José, nº 90, grupo 1.802, in the City and State of Rio de Janeiro, enrolled with the CNPJ under No. 27.281.922/0001-70, related to the appraisal of Goldensand’s equity for the purposes of paragraph 1 of Article 227 of Law No. 6,404/76.  Based on the documents submitted for review and on the clarifications presented by the Company’s management, the undersigned members of the Conselho Fiscal are in favor of the proposed merger of Goldensand into the Company and recommended the approval of the abovementioned merger at the Shareholders’ Meeting of the Company.

São Paulo, March 3, 2009.

/s/ Álvaro Antônio Cardoso de Souza	/s/ Celso Clemente Giacometti

/s/ Aloisio Macário Ferreira de Souza	/s/ Emanuel Sotelino Schifferle (Alternate)

/s/ Ary Waddington (Alternate)	/s/ Ernesto Rubens Gelbcke (Alternate)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2009

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Nelson José Jamel
Nelson José Jamel Chief Financial Officer and Investor Relations